                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 --------------
                                    COHR Inc.
                              (Name of the Issuer)

                           TCF Acquisition Corporation
                           Three Cities Fund II, L.P.
                          Three Cities Offshore II C.V.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
          (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                            192567105 - Common Stock
                      (CUSIP Number of Class of Securities)

                                J. William Uhrig
                           TCF Acquisition Corporation
                         c/o Three Cities Research, Inc.
                               650 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 605-3217
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 --------------
                                 with a copy to:
                            David W. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                            Telephone: (212) 878-8342

         This statement is filed in connection with (check the appropriate box):

         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934
         b. / / The filing of a registration statement under the Securities Exchange Act of 1933.
         c. /x/  A tender offer.
         d. / /  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                            Calculation of Filing Fee

         ----------------------------------------------------------------------
          Transaction Value -   $17,994,231.50(1)     Filing Fee -   $3,598.85
         ----------------------------------------------------------------------

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $3,598.85 Filing parties:
                                             TCF Acquisition Corporation
                                             Three Cities Fund II, L.P.
                                             Three Cities Offshore II, C.V.
Form or registration no.: 14D-1      Date filed:  January 4, 1999.

------------------------
(1) Transaction Value based upon the tender offer for the 3,347,764 shares of COHR Inc. Common Stock not owned by the Purchaser and the Three Cities Funds, at a tender offer price of $5.375 per share, in cash.
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ITEM 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is COHR Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 21540 Plummer Street , Chatsworth, California 91311-4103.

         (b) The title of the securities which are subject of the Rule 13e-3 transaction is common stock, par value $0.01 per share ("Common Stock"). The Common Stock includes the preferred stock purchase rights issued pursuant to a Rights Agreement, dated as November 23, 1998, between the Company and Chase Mellon shareholders, Services LLC. The Bidders understand that the number of shares of Common Stock which were outstanding on December 28, 1998 was 6,433,189. The approximate number of holders of record of the Common Stock on December 28, 1998 was 79.

         (c) The principal market in which the Common Stock is traded is the Nasdaq National Market. The information in Section 12 ("Price Range of Shares") of the Offer to Purchase which is Exhibit (d)(2) of this Statement (the "Offer to Purchase") is incorporated by reference.

         (d) Insofar as TCF Acquisition Corporation (the "Purchaser") and Three Cities Fund II, L.P. and Three Cities Offshore II C.V. (the "Three Cities Funds") are aware, the Company has not paid any dividends during the past two years with respect to its Common Stock. The Plan and Agreement of Merger dated as of December 24, 1998 (the "Merger Agreement") among the Purchaser and the Company prohibits the Company from paying any dividends prior to the merger of the Purchaser and the Company contemplated by the Merger Agreement (the "Merger").

         (e) The Company made an offering of stock pursuant to a public offering dated November 19, 1996. In that offering, the Company offered 1,900,000 shares of Common Stock at a price of $20.00 per share. In that offering, the Company sold 1,500,000 shares of Common Stock and realized $27.7 million in net proceeds after fees and other selling expenses.

         (f) The Company has not, insofar as the Purchaser or the Three Cities Funds are aware, purchased any of its Common Stock since April 1, 1996. On December 24, 1998, the Three Cities Funds purchased 3,085,425 shares of Common Stock for $5.125 per share.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a)-(d); (g) This Statement is being filed by the Purchaser and the Three Cities Funds. The information set forth in Section 14 ("Certain Information Concerning the Purchaser and the Funds") of the Offer to Purchase and Schedule I to it is incorporated by reference.

         (e) and (f) During the last five years, neither the Purchaser nor the Three Cities Funds, nor to the best of the knowledge of the Purchaser or the Three Cities Funds, any persons controlling the Purchaser or the Three Cities Funds, or any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)-(b) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 4.       TERMS OF THE TRANSACTION.

         (a) The information set forth in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 7 ("Terms of the Offer"),
Section 8 ("Acceptance for Payment and
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Payment for Shares and Shareholder Claims"), Section 10 ("Withdrawal Rights"),
Section 11 ("Conditions of the Offer") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

         (b) There is no term or arrangement concerning the Rule 13e-3 transaction relating to any securityholder of the Company which is not identical to that relating to other holders of the same class of securities of the Company, except that the Purchaser will not receive any payment as a result of the Merger with regard to Common Stock it owns.

ITEM 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(e) The information set forth in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated by reference.

         (f)-(g) The information set forth in Section 4 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 6.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 15 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

         (b) The Purchaser and the Three Cities Funds estimate that the total cost of the purchase of Common Stock on December 24, 1998, the Offer and the Merger, will be approximately $18,250,000, consisting of an aggregate tender offer price of $17,994,231.50, filing fees of $3,598.85, legal fees of $200,000, printing costs of $40,000 and solicitation expenses of $10,000. The Purchaser or the Three Cities Funds will pay these costs.

         (c)-(d) The information set forth in Section 15 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

ITEM 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 3 ("Certain Federal Income Tax Consequences"), Section 4 ("Certain Effects of the Transaction") and Section 5 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 8.       FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in Section 5 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

         (f) Neither the Three Cities Funds and Purchaser nor, to the best of the Three Cities Funds' and the Purchaser's knowledge, the Company, has received during the preceding 18 months a firm offer from an unaffiliated person for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (B) the sale or other transfer of all or any substantial part of the assets of the Company, or (C) securities of the Company which would enable the holder thereof to exercise control of the Company.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in Section 6 ("Reports, Opinions, Appraisals and Certain Negotiations") of the Offer to Purchase is incorporated by reference.

ITEM 10.      INTEREST IN SECURITIES OF THE ISSUER.
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         (a)-(b) The information set forth in Section 1 ("Background of the
Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 14 ("Certain Information Concerning the Purchaser and the Funds") of the Offer to Purchase is incorporated by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in Section 1 ("Background of the Offer; Contacts with the Company"), Section 2 ("Purpose of the Offer and Proposed Merger; Plans for the Company") and Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 13.      OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in Section 16 ("The Merger") of the Offer to Purchase is incorporated by reference.

         (b) No provision has been made by the Purchaser or the Three Cities Funds, and insofar as the Purchaser and the Three Cities Funds are aware, no provision has been made by the Company, in connection with the Offer or the Merger to allow unaffiliated securityholders to obtain access to the corporate files of the Company or of the Purchaser or the Three Cities Funds or to obtain counsel or appraisal services at the expense of the Company or the Purchaser or the Three Cities Funds.

         (c) Not applicable.

ITEM 14.      FINANCIAL INFORMATION.

         (a) The financial information contained in the Company's Annual Report on Form 10-K for the years ended March 31, 1998 and March 31, 1997 (as amended) and its Quarterly Report of Form 10-Q for the period ended September 30, 1998 and the information set forth in Section 13 ("Certain Information Concerning the Company") is incorporated by reference.

         (b) The Purchaser and the Three Cities Funds do not believe pro forma data is material with regard to the Offer or the Merger.

ITEM 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed or utilized by the Purchaser or the Three Cities Funds in connection with the Offer or the Merger, except to the extent that, in order to comply with requirements of the Securities Exchange Act of 1934, officers and employees of the Company have been required to prepare a filing on Schedule 14D-9 with regard to the Offer and amendments to that filing, and except to the extent that officers or employees of the Company may participate in preparation of a proxy statement or information statement relating to the Merger, if one is required.

         (b) The information set forth in Section 19 ("Fees and Expenses") of the Offer to Purchase is incorporated by reference.

ITEM 16.      ADDITIONAL INFORMATION.
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         The Purchaser and the Three Cities Funds do not believe any additional information is necessary to make the statements made above in light of the circumstances under which they are made, not materially misleading.

ITEM 17.      MATERIAL TO BE FILED AS EXHIBITS.

         (a)  Not applicable.

         (b)  Fairness opinion of Lehman Brothers, Inc.(1)

         (c)  Plan and Agreement of Merger, dated December 24, 1998.(2)

         (d)  (1) Offer to Purchase, dated January 4, 1999.(2)

              (2)  Letter of Transmittal.(2)

              (3)  Notice of Guaranteed Delivery.(2)

              (4)  Summary Advertisement as published on January 4, 1999.(2)

         (e)  Description of Appraisal Rights.(2)

         (f)  None.



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(1) Incorporated by reference to the Schedule 14D-9 to be filed by the Company.
(2) Incorporated by reference to the Schedule 14D-1 filed by the Purchaser and Three Cities Funds on January 4, 1999.
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                                    SIGNATURE


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             TCF ACQUISITION CORPORATION


                             By:  /s/ J. William Uhrig
                                 -----------------------------------------
                                  Name:  J. William Uhrig
                                  Title: President


                             THREE CITIES FUND II, L.P.

                             By:  TCR Associates, L.P.,
                                  its general partner

                                  By:  Three Cities Research, Inc.,
                                       its general partner


                                       By:  /s/ Willem de Vogel
                                           -------------------------------
                                            Name:  Willem de Vogel
                                            Title: President


                             THREE CITIES OFFSHORE II C.V.

                             By:  TCR Offshore Associates, L.P.,
                                  its general partner

                                  By:  Three Cities Associates, N.V.,
                                       its general partner


                                       By:  /s/ J. William Uhrig
                                           -------------------------------
                                            Name:  J. William Uhrig
                                            Title: President